

November 10, 2010

Mr. Steven White
Chairman, Chief Executive Officer
ITEX Corporation
3326 160th Ave SE, Suite 100
Bellevue, WA 98008

> **Re: ITEX Corporation**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed November 8, 2010**
> **File No. 000-18275**

Dear Mr. White:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Historical Results Since 2003, page 1

1. Please provide us supplementally with support that:

- your member and broker base is considerably larger due to successful acquisitions;

- the value proposition for your members continues to improve;

- you are ranked number one in your industry and that such ranking is undisputed;

- you acquired your #2 and #3 ranked U.S. competitor trading systems;

- all acquisition are cash flow positive, providing a solid return on capital; and

- all debt incurred as a result of acquisitions has been paid in full.

<u>Our Future, page 2</u>

2. Please provide us supplementally with support for the assertions that "[o]perational cash flow in 2011 is expected to remain strong, allowing us to continue to invest in our Broker Network and in our technology…" and that "[t]he policies and strategies we have implemented over the past several years are creating revenue, reducing expenses, and continue to foster a high-performance culture."

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or David Orlic, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steve Tollefsen
        Tollefsen Business Law PC